April 13, 2022

Attn: Lauren Hamill; Christopher Edwards; Tracey Houser & Jeanne Baker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Qualis Innovations, Inc.
Registration Statement on Form S-1
Filed January 18, 2022
File No. 333-260982

Ladies and Gentlemen:

Qualis Innovations, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 9, 2021, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please disclose on the prospectus cover page that the SOLACE device is your planned product and sole product in development. Describe the current state of development of the SOLACE and steps to commercialize it. Include discussion of operating losses since inception and expectation of near term losses. On page 36 disclose that you have not finalized development or produced your planned medical device nor have generated any cash flows from operations and the cash flow might not be sufficient to support the Company’s daily operation.

Response: We have revised the prospectus cover page to include the following:

Our planned product which is our sole product in the development pipeline is SOLACE, a non-invasive medical device that uses electromagnetic induction to generate deep heat below the surface of the skin to reduce and relieve pain. Presently, the Company is in the process of preparing the documents necessary to submit an application to the FDA for clearance of our planned device. We plan on also filing a provisional patent for the changes and new development of our device over our previous licensed device from LCMD, The Company has an accumulated deficit of $2,577,029. It is anticipated that the total expected financial outlay to complete the development and FDA application is approximately $250,000 combined with operating expenses the Company may not be able to have enough cash flow to support the Company’s daily operations resulting in an opinion by the auditors of the Company continuing as a going concern.

Additionally, on page 36 we added:

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us on which to base an evaluation of our performance. We have not finalized development of our planned SOLACE device, nor have we generated any cash flow from operations.. The Company’s cash position may not be sufficient to support the Company’s daily operations.

2.	We note that Exhibit 10.2, the LCMD-EMF Preliminary License Agreement dated August 28, 2019, states that LCMD, together with John Ballard and a Charles Achoa, “formed a new company for the development, maintenance, marketing and sale of an electronic device for the treatment of pain...that would make use of certain intellectual property interests held by LCMD.” Please revise your Corporate Background subsection in the Prospectus Summary and Business to describe the development of mPathix (formerly EMF), including when it was founded and by which co-founding persons or entities. Describe any such persons’ or entities’ current relationship to the Company and/or mPathix. Refer to Item 101(h) of Regulation S-K.

Response: We have revised the business and Corporate background as follows:

In July, 2019, John Ballard and a Charles Achoa, formed a new company named EMF Medical Devices Inc. for the development, maintenance, marketing and sale of an electronic device for the treatment of pain that would make use of certain intellectual property interests held by LCMD. In May 2021 the Company changed its name to mPathix Health Inc. Presently, John Ballard is the Chief Financial Officer and Charles Achoa does not participate in any management or board position.

3.	We note your revisions in response to prior comment 5, which we reissue in part and supplement. Your disclosure in this section now states: “The proceeds of this offering are not intended to be paid to LCMD by the Company, but some of the proceeds of this offering may be used to negotiate directly with the Marchitto Entities and license the Property covering the SOLACE device directly in the event the license with LCMD is terminated.” We also note that you have added disclosure to a new risk factor on page 5 that indicates the Company may “have to . . .satisfy LCMD’s obligation” if LCMD fails to satisfy its agreement with the Marchitto Entities. • To the extent the Company anticipates that providing funds to satisfy any or all of LCMD’s $2.4 million obligation using proceeds from the primary offering to avoid the loss of the Property is a possibility, even if such amount is not contemplated to be paid directly to LCMD, this should be clearly disclosed in both your Summary and Business discussion of the licensing agreement on pages 2 and 41, respectively. A conforming revision should also be made in the Use of Proceeds section on page 19, as appropriate. • As requested in prior comment 5, please revise your Summary discussion to describe with specificity the potential material impacts to the Company and results of operations if the Company loses its license to the IP underlying its sole planned SOLACE device.

Please also make revisions to the Business section.

Response: We have revised accordingly.

Prior License

We previously licensed from Life Care Medical Devices a number of patents in connection with the Prior Device, the predicate device which was marketed as the “BeBe” device, and which received 510(k) clearance from the FDA in March 2014. The granted indication for the BeBe device was “to generate deep heat within body tissues for the treatment of medical conditions such as relief of pain, muscle spasms and joint contractures.”

On August 28, 2019, our subsidiary, mPathix, entered into a Preliminary License Agreement with LCMD, licensing from LCMD certain patents, know how, trade secrets, 510(k) clearances and other property (the “Property”) previously transferred to LCMD by the Marchitto Entities (defined below) in accordance with an Asset Purchase Agreement and a separate Intellectual Property License Agreement dated November 10, 2015. Jim Holt who served as the sole officer and director of LCMD, is also one of our directors. mPathix had an exclusive license to reproduce, distribute, sell, lease, display and perform and otherwise use the Property (including the SOLACE medical device) for use in pain management as of the August 28, 2019 agreement. In consideration, mPathix issued 2,000,000 shares of its common stock (1,878,955 shares issued to LCMD and 121,045 shares issued to an affiliate of LCMD) and paid $110,000 in cash to LCMD on or about on September 9, 2019, and mPathix was to pay continuing royalties to LCMD, with an initial royalty payment of 6.0% of the net revenues from pain application sales in each of the first twelve months, and lesser royalties thereafter based on annual device sales. No royalty payments have been made to or earned by LCMD since no revenues from medical device sales were generated.

On June 3, 2021, a Definitive License Agreement was signed by LCMD and mPathix in order to finalize the terms of the August 28, 2019 Preliminary License Agreement. The terms of the license with LCMD were contingent upon successful fulfilment of a court ordered resolution between LCMD and the original owners of the underlying intellectual property (the “Marchitto Entities”). LCMD was obligated to pay to the Marchitto Entities the sum of $2,400,000 on or before April 24, 2022, which has not occurred. Accordingly, we consider the license agreement to be expired, and we do not intend to renew the license agreement with LCMD or otherwise reacquire the intellectual property from the Marchitto Entities.

Since acquiring the rights to the Prior Device, we undertook an extensive design review to determine how to improve the use, efficacy, and safety of the device. We identified a number of design improvements which are unique and distinct from the original device design, including updated technology in connection with the circuit board, changes in material in the headpiece generating heat on a more consistent basis, new design elements, and other improvements to the existing electromagnetic induction technology. Based on these improvements, we plan to move forward on developing our own device, the SOLACE device, independent of the Prior Device, and we are preparing a new 510(k) application to be submitted to the FDA for approval of our new SOLACE device. We are currently finalizing our SOLCACE product design and compiling the data required to file our 510(k) application with the FDA, and we plan to file provisional patents at the earliest possible date in connection with our device.

Based on our analysis of the SOLACE device and the Prior Device, as of December 31, 2021, we reassessed the value of the Preliminary License Agreement with LCMD. Related to this assessment, management determined that the intellectual property used in the SOLACE device is significantly different from the intellectual property in the Preliminary License Agreement with LCMD. Therefore, we recorded an impairment of intangible assets (the previously licensed intellectual property in connection with the Prior Device which we determined to no longer use) of $143,226 for the year ended December 31, 2021, which is classified in other expenses in our consolidated Statement of Operations.

4.	Please revise this subsection of the Prospectus Summary and Business to disclose, as you have in footnotes throughout the prospectus, that Jim Holt, who currently serves as the sole officer and director of LCMD, your licensor, is also a director of the Company and mPathix. Also address the following: • Please revise your disclosure to affirmatively state whether or not the Company’s board has requested an indication or representation from Mr. Holt regarding LCMD’s ability to satisfy the upcoming payment obligation to the Marchitto Entities. • We note your revised disclosure on page 2 stating that “LCMD has not provided any indication to mPathix that they can satisfy their payment obligations to the Marchitto Entities, and has not made any payments to date.” Further revise to clarify whether LCMD or Mr. Holt has provided any indication to date that they cannot satisfy the payment obligation to the Marchitto Entities. In this regard, we note that the License Agreement appears to require that if at any time LCMD believes that it will be unable to satisfy its debts as they come due, then LCMD must make reasonable efforts to notify mPathix of such insolvency at least 30 days before it fails to satisfy any such debt, and that immediately after such notice is given, mPathix will be entitled to direct any negotiations that LCMD enters into with the Marchitto entities regarding a restructuring of, or similar transaction involving, the Marchitto debt. • Please affirmatively state whether the Company’s Board plans to demand a representation from Mr. Holt regarding LCMD’s ability to satisfy its debt if no such prior representation has been given by 30 days prior to April 24, 2022. Revise to describe with sufficient specificity what action(s), if any, the Company plans to take vis-a-vis LCMD or Mr. Holt if LCMD provides prior notice that it will be unable to fulfill its obligation to the Marchitto Entities, or if LCMD fails to fulfill its obligation on or before April 24, 2022. To the extent any action to be taken will be governed by terms in the license agreement, please disclose any material terms. • Given LCMD and Mr. Holt’s relationship to the Company and mPathix, revise your risk factor disclosure, as applicable, to describe any material risk the Company anticipates with respect to its ability to negotiate with the Marchitto Entities if LCMD is unable to fulfill its obligation.

Response: We have revised as follows:

5.	Under an appropriately captioned risk factor, please discuss any material conflicts of interest that currently exist and/or may arise pertaining to LCMD’s and Jim Holt’s relationships to Qualis and mPathix. • Address conflicts relating to Jim Holt’s various roles as the sole officer and director of your licensor, LCMD, as a director of mPathix and Qualis, and as a shareholder of the Company in his personal and familial capacities and as the beneficial owner of shares held by LCMD. • Clearly disclose that if the Company directly or indirectly provides funds from this primary offering to satisfy any of LCMD’s debt to the Marchitto Entities, then new investors’ funds may effectively be used to discharge LCMD’s debt to the benefit of certain of your existing shareholders, namely LCMD, Jim Holt, and his spouse, Deborah Minde

Response: We have revised accordingly.

Potential conflict with a director who is also a director of Life Care Medical Devices, Inc.

Jim Holt is a director with Qualis Innovations Inc. and is the sole officer and director of Life Care Medical Devices Inc in which we currently license a medical device. This license agreement terminates in April, 2022. Mr. Holt is a shareholder of the Company and is a beneficial owner of shares held by Life Care Medical Devices, Inc.

6.	Please revise your disclosure to include a risk factor related to the risks posed by the self underwritten nature of your primary offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter’s due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

Response: We have added the risk factor as follows:

No underwriter has been engaged and this offering is self-underwritten.

No underwriter has engaged in any due diligence activities. Thus there is no underwriter’s due diligence obligations to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price. This offering is self-written and the success of the offering is contingent on the ability of our CEO to raise funds.

7.	We note the addition of this new risk factor in response to prior comment 4, which we reissue in part. Please revise this risk factor to describe any potential material impact to both your business and to investors if the Company loses its license to the Property relating to the sole planned SOLACE device. By way of example and not limitation, such discussion should include the following: • Your risk factors should be set forth under headings that adequately describe the risk. Revise both the risk factor heading and narrative discussion to clearly state the risk that on April 24, 2022, the Company could lose prior FDA clearances and the intellectual property underlying the SOLACE device, the Company’s sole planned product, if LCMD fails to fulfill its $2.4 million obligation to the Marchitto Entities. Refer to Item 105(a) of Regulation S-K. • Your risk factor describes three alternative courses of action the Company may have to pursue if LCMD fails to fulfill its obligation and the license terminates including (1) negotiating with the Marchitto Entities directly, (2) satisfying LCMD’s obligation, or (3) searching for other medical devices to develop. To the extent implementation of any alternative is contingent upon having or obtaining adequate funding, quantify the amount of funding expected to be necessary for each alternative. State whether the Company expects that its current working capital, together with expected future cash flows from operations, if any, will enable the Company to pursue each alternative. If not, disclose, if true, that the Company’s ability to pursue any or each of the alternative options is contingent upon obtaining funding from sales of your securities in the primary offering, or securing other financing, which you may not be able to obtain. • Disclose, if true, whether and why the loss of the Property licensed from LCMD may prevent the Company from completing device improvements and filing a new 510(k) application for the SOLACE device based on the predicate BeBe device that received 510(k) clearance from the FDA in March 2014. • If the Company loses its rights to continue the development of the SOLACE device and must search for other medical devices to develop, describe the material steps that will be required to identify and obtain rights to such devices, and disclose where the Company is in such process. If accurate, state that you have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies as you have on page 33.include a discussion of any representations you have obtained from LCMD regarding its ability to meet its obligation to the Marchitto Entities and disclose the portion of the $2.4 million it has paid as of the date of the prospectus, if any, and discuss the potential impact to your operations if LCMD does not meet its obligation. Please clarify whether the proceeds of this offering may be used to satisfy the obligations of LCMD under the court order between LCMD and the Marchitto Entities. Please include similar revisions on page 23.

Response: We have added the risk factor as follows:

Our planned product SOLACE is currently in the development stage.

A product in the development stage has many risk factors associated with it. This includes: approval by FDA of our 510(k) application for our new product design and modifications, the safety and efficacy will be tested by an outside lab and our product might fail to meet the safety standards of a class 2 medical device, our ability to obtain a patent will depend on whether our development and enhancements of our device does not infringe on any other products in the market place using similar technology. Additionally, the new development and enhancement might not achieve market acceptance. We will need to educate and train doctors on the advantages of our product.

8.	We are a small company with a limited number of products and staff, page 5 8. Revise the heading of this risk factor to clarify that the Company only has one planned product. Also, please revise the second sentence of the narrative to remove any implication that you have made any sales or earned any revenue to date. Clarify that you are referring to future potential sales fluctuations that could adversely impact your business.

Response: We have revised as follows:

We are a small company with a limited number of products and staff. Sales fluctuations and employee turnover may adversely affect our business.

We are a small company. Consequently, compared to larger companies, potential future sales fluctuations could have a greater impact on our revenue and profitability on a quarter-to-quarter and year-to-year basis and delays in patient orders could cause our operating results to vary significantly from quarter to quarter and year-to-year. Currently, the Company has had no revenues or sales. In addition, as a small company we have limited staff and are heavily reliant on certain key personnel to operate our business. If a key employee were to leave the company it could have a material impact on our business and results of operations as we might not have sufficient depth in our staffing to fill the role that was previously being performed. A delay in filling the vacated position could put a strain on existing personnel or result in a failure to satisfy our contractual obligations or to effectively implement our internal controls, and materially harm our business.

9.	Our auditors have issued a “going concern” audit opinion, page 7 9. We note your revisions to this risk factor in response to prior comment 14, which we reissue in part and supplement. • Please revise the first sentence of this RF to specify that your auditors included a going concern opinion in the Qualis and mPathix financial statements for the years ended December 31, 2020 and 2019, respectively. • As requested in the prior comment, please revise to disclose the Company’s expectation, if any, of incurring additional near-term losses. • Your revisions to this risk factor indicate, in part, your belief that your current available cash will only be sufficient to maintain operations for the next 12 months. We note that this statement appears to be inconsistent with your statement on page 33 indicating that as of September 30, 2021, you expected that your current working capital position, together with your expected future cash flows from operations will be insufficient to fund your operations for at least the next twelve months. Please reconcile these statements or advise. • As requested in the prior comment, describe specific potential consequences to your business if you are unable to raise the additional financing sought in the primary offering. This should include both potential impacts related to your IP or potential loss thereof (e.g., potential to have to delay or discontinue the development of your sole medical device and/or pivot to research and development initiatives for alternative medical devices) as well as broader effects related to doubt about your ability to continue as a going concern (e.g., potential material adverse impact on the share price of your common stock, potentially impaired ability to raise additional financing or financing on favorable terms, etc.).

Response: We have revised as follows:

Our auditors have issued a “going concern” audit opinion.

Our independent auditors indicated in their report’s concering our financial statements for Qualis and mPathix for the years ended December 31, 2021 and 2020 hat there is substantial doubt about our ability to continue as a going concern. Additionally, we will incur cost of approximately $250,000 for development and 510(k) application for our planned SOLACE device. A “going concern” opinion indicates that the financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. Therefore, you should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

The Company had an accumulated deficit of $2,582,000 at December 31, 2021, had working capital of approximately $734,555 and $167,915 at December 31, 2021 and 2020, respectively, had a net loss of $1,568,390 and $517,177 for the years ended December 31, 2021 and 2020, respectively, and net cash used in operating activities of $792,844 and $181,495 for the years ended December 31, 2021 and 2020, respectively, with no revenue earned since inception, and a lack of operational history. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Furthermore, we believe our current available cash will not be sufficient to maintain operations for the next 12 months. If we do not raise sufficient funds from this offering or otherwise raise sufficient capital within the next 6 months through other equity or debt offerings, our ability to continue as a going concern will be in substantial doubt. Additionally, if we fail to raise financing sought in the primary offering this will impact our ability to develop our SOLACE medical device as well as delay or prevent future product developments. There exists a potential material adverse impact on the share price which will result in impairing our ability to raise additional financing or financing on favorable terms. If we cannot continue as a viable entity, our shareholders will lose some or all of their investment in our Company.

10.	If we fail to comply with FDA regulations, our business could suffer, page 13 10. We note that in response to prior comment 30, you revised the prospectus to repeat all of the information presented under this risk factor under a new Business subsection captioned “Government Regulation” on page 45. As this information is now presented later in the prospectus, revise this risk factor to concisely disclose regulatory risks that could apply specifically to the Company. Describe with sufficient specificity how the Company’s potential inability to comply with any FDA regulation(s) relevant to the Company and its sole planned SOLACE device may adversely affect the Company’s business, prospects, financial condition and/or results of operations. Refer to Item 105 of Regulation S-K.

Response: We have revised as follows:

If we fail to comply with FDA regulations, our business could suffer.

The manufacture and marketing of medical devices are subject to extensive regulation by the FDA and foreign and state regulatory authorities. In the United States, medical device companies such as ours must comply with laws and regulations promulgated by the FDA. These laws and regulations require various authorizations prior to a product being marketed in the United States. Manufacturing facilities and practices are also subject to FDA regulations. The FDA regulates the clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices in the United States. Our failure to comply with regulatory requirements or rejection of our plan submission of our 510(k) application, including any future changes to such requirements, could have a material adverse effect on our business. We will not be able to sell or distribute our device without FDA approval, further it will cause delays in selling or distributing our device until the 510(k) application is approved by the FDA. Delay or rejection of our 510(k) application would result in further strain on our already insufficient cash in order to correct any deficiencies discovered by the FDA.

11.	Dilution, page 21 11. Please address the following: • Disclose the amount of net tangible book value in addition to the per share value in the initial sentence. • Revise the pro forma net tangible book value per share after offering assuming 100% shares sold in the second paragraph to agree with the amount disclosed in the tabular presentation.

Response: We have revised to the registration statement as follows:

We had a net tangible book value as of September 30, 2021, of approximately $923,308 or $0.112 per share of our common stock. If you invest in our common stock, you will experience immediate and substantial dilution to the extent of the difference between the public offering price per share of our common stock, and the pro forma net tangible book value per share of our common stock immediately after the offering.

Most of the Company’s current shareholders acquired shares at an effective price of $0.50 per share, whereas outside investors purchasing shares in the offering will pay a price of $1.50 per share. Further, the net tangible book value per share after the offering but prior to any new offerings is expected to be approximately $0.562 per share, assuming all 4,000,000 shares being offered by the Company are sold at $1.50 per share, which the midpoint of the price range set forth on the cover page of this prospectus

12.	Selling Security Holders, page 21. Please revise the table on page 22 as follows: • Add a footnote disclosing, if true, that Charles Achoa, Jr. and John Ballard are cofounders of EMF, now mPathix. Similarly, revise footnote 4 to the table to disclose that LCMD is a co-founder of mPathix as well as the Company’s licensor. • Additionally, disclose in the footnote for John Ballard that he is the Company’s former CEO, its current CFO, and a director.

Response: We have revised as follows:

(4) Charles Achoa and John Ballard are co-founders of EMF medical devices Inc, now mPathix Inc. John Ballard was the former CEO of mPathix and is now is the current CFO and a director.

(5) Jim Holt currently serves as the sole officer and director of LCMD, our licensor . LCMD is also a co-founder of mPathix. Jim Holt serves as a director of Qualis and mPathix.

13.	Management’s Discussion and Analysis of Fiscal Condition and Results of Operation, page 23, We note that in response to prior comment 30, you have added Business disclosure that repeats information that you had already disclosed in Prospectus Summary and MD&A subsections captioned Corporate Background, Licensed Agreement and Our Licensed Product. Your prospectus should avoid unnecessarily repeating information about your business and related matters. Please tell us your consideration of revising your MD&A section to focus on provide a discussion and analysis meeting the objectives of Item 303(a) of Regulation S-K, and removing the duplicative information under the aforementioned subheadings from your MD&A that is now provided under Description

Response: We have revised as instructed:

14.	Adjustable Power Output, page 24 14. In response to prior comment 22, we note that you revised pages 24 and 42 to clarify that the SOLACE device you are re-engineering is based on a device that you licensed in August 2019, “the BeBe Device,” which was originally cleared by the FDA on March 03, 2014. You state that you expect that all current improvements will be completed within the next three to six months so that the Company can file a new 510(k) application for the SOLACE device using the BeBe device as its predicate. Please revise these discussions to state, if true, that the Company will be prevented from re-filing with the FDA if it loses its license to the prior clearance and underlying technology and cannot negotiate a license directly with the Marchitto Entities.

Response: We have revised as follows:

The Company is not prevented from re-filing with the FDA if it loses its license or does not negotiate a license with the Marchitto Entities to the prior clearance and underlying technology.

15.	Impedance Matching, page 24 15. As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidate is safe or effective, or that your product is or will be found to be more effective than a competitor’s product. As such, please revise the following statements on pages 24 and 41:

●	“Impedance matching delivered by SOLACE™ may differentiate it from the competitive radio frequency devices by providing a more effective tissue warming effect while minimizing patient discomfort and risk of skin burns that are inherent with all diathermy devices.”
●	“With traditional R radio frequency devices, the RF output remains fixed throughout the tissue warming cycle that will result in a gradual decay in impedance matching which that may diminish the effectiveness of the radio frequency devices treatment.”

Response: We have revised as instructed.

16.	We note your revisions to this section describing the operation of the SOLACE device in response to prior comment 21, and we have the following additional comments: • We note that you have removed prior references to the SOLACE’s “electromagnetic (“EMI”) technology platform from your MD&A and Business disclosures. However, you still state on pages 2, 23, and 41 that the planned SOLACE device “uses electromagnetic induction to generate deep heat below the surface of the skin to reduce and relieve pain.” Further, the issued patents licensed from LCMD, described on pages 25 and 42, appear to relate to “Electromagnetic Treatment of Tissues and Cells.” As such, please revise page 2 to define “electromagnetic induction” at first use. Also, revise throughout as appropriate to explain its relevance to the SOLACE device and its operation, or advise as to why you believe such disclosure is not necessary. • Your revisions to this section on page 24 and your Business section on pages 41-42, respectively, now include new terms related to your SOLACE device that are not defined at first use. With respect to these instances, we reissue prior comment 6. Please revise these sections to explain the meaning of “diathermy device,” including any relevant distinction between a diathermy device and a radio frequency device, and “impedance.”

Response: We have revised as follows:

SOLACE™ delivers radio frequency (RF) energy continuously and thereby delivers thermal effects to the tissue and utilizes several differentiated features vs other radio frequency devices currently on the market.

The SOLACE platform is based on proprietary high-frequency magnetic induction technology, which we refer to as Electromagnetic Induction (“EMI”). Electromagnetic or magnetic induction is the use of electric currents or a derivative of a current in the form of a sound or an acoustic wave or an electromagnetic energy wave. Administered electric currents or their derivatives have two attributes: (1) pain relief and (2) regeneration of tissues.

Magnetic fields are induced beneath the skin surface to create localized, planar heat in the dermis and deeper muscle, while selectively avoiding sensitive structures in the epidermis and fat layers. By comparison, our SOLACE device creates currents in discreet planes beneath the tissue surface rather than directing energy through the planes and penetrating the epidermis. Therefore, our EMI technology may provide for shorter duration of treatments and a more comfortable patient experience vs. other energy-based technologies. SOLACE™ delivers RF energy via a user-friendly hand-held applicator that allows for targeted and ergonomic application of RF energy to discrete areas of concern. In contrast, competitor diathermy devices utilize a large drum applicator wherein the RF energy is emitted across a large surface area. Diathermy is the controlled production of deep heating beneath the skin in the subcutaneous tissue, deep muscles and joints for therapeutic purposes. There are two types of diathermy devices on the market today: radio or high frequency and microwave. The drum applicator design limits the tissue targeting to larger joints, while smaller joints or tissue areas (e.g. acromion of the shoulder, plantar aspect of foot, neck) are largely unaddressed. The hand-held applicator from the SOLACE™ device provides a small surface area (approx. 3 cm2) which is coated in Teflon® that can easily be positioned to target smaller body parts providing a differentiation compared to large drum-type radio frequency devices fail to adequately treat.

Proper circuit operation depends on impedance matching or the ability of the circuit to efficiently transfer signals from the source into the routing and then from the routing to the load. Impedance if not treated correctly has a remarkably negative impact on circuit performance.

17.	Please revise the last sentence in this section on pages 25 and 42 to clarify that in the event LCMD does not fulfill its obligation to the Marchitto Entities, mPathix may elect to attempt to secure the rights to the Property directly with the Marchitto Entities on a go forward basis, but that there is no guarantee that it will be able to do so.

Response: We have revised as follows:

Since acquiring the rights to the Bebe device, the Company has undertaken an extensive design review to determine how to improve the use, efficacy, and safety of the device. Based on our efforts, we have identified a number of design improvements which are unique and distinct from the original Bebe device design, including updated technology of the circuit board, changes in material in the headpiece generating heat on a more consistent basis, new design and other improvements to the existing electromagnetic induction technology. Based on these improvements, the Company plans to move forward on developing its own device (i.e. the SOLACE device) and we will apply for a new 510(k) application to support it.

As provided for in the June 3, 2021 Definitive License Agreement with LCMD, the Company will not exercise its option to fulfill LCMD’s obligation to the Marchito Entities nor will it enter into any negotiations with the Marchitto Entities to secure property rights on their device after April 24, 2022. The proceeds from this offering are not intended to be paid to LCMD by the Company.

18.	Product Distribution, page 25 18. We note that in response to prior comment 25, you removed the reference to the “SOLACE 100” device from page 24. However, we now note that you have added a single reference to the “SOLACE 100” device under Product Distribution on page 26 without explanation. For the avoidance of confusion, revise or advise consistent with prior comment 45, which we reissue in relevant part. Results of Operations, page 30

Response: We have revised removing the 100.

19.	As previously requested in comment 29, please expand your disclosures for your operating expenses to provide more company-specific explanation of the costs incurred and for the increase from the comparable prior year period. For your research and development costs, please disclose and quantify the components of these costs and the specific activities generating these costs. Please address this comment for your analysis of the annual periods presented.

Response: We have revised as instructed.

20.	Please include a discussion and analysis of the operating results for fiscal year 2020 in comparison to the period August 9, 2019 through December 31, 2019. Liquidity and Capital Resources, page 32

Response: We have revised as instructed.

21.	We note you have revised your narrative discussion in this section to cover the nine month periods ended September 30, 2021 and 2020. However, in the amendment you also revised the column headings for the table on page 32 to indicate that the figures contained therein reflect the nine month periods ended September 30, 2020 and 2019, respectively. Please revise or advise.

Response: We have revised as instructed.

22.	Advisory Board, page 33. We note your response to prior comment 33, which we reissue in part. Please further revise your disclosure in this section to state how advisory board members are selected, the term of service, and any compensation paid to advisory board members. Additionally, for the avoidance of confusion, please relocate this section on your advisory board so that it is separate from, and comes after, all other sections related to your board of directors. Description of Business, page 40

Response: We have revised as follows:

Advisory Board

The Company has also formed an Advisory Board of individuals with expertise relevant to the medical device, medical, and electronics industries. The advisory board was selected from individuals who were familiar with our medical device either through using the LCMD device or assisted in the development of our current medical device. The following members have had experience with the LCMD device in using the device in their practice these individuals include Dr. Ben Edwards and Vanessa Burbage. The following individuals were hired as consultants to assist in the developing and engineering of our planned device currently in development. These individuals include Gary Turner, Lori Carr and David Halleck. The Advisory Board’s role is to review our device design plans and assist in the development of our medical device product the SOLACE. The members of our advisory board serve for a period of two years and are not compensated for being on the board but have received compensation for their consulting in the testing, engineering and designing of our product. The Advisory Board has no ability to bind the Company, nor are its members fiduciaries or other agents of the Company.

23.	We note that in response to prior comment 30, you have added Business disclosure that repeats information that you had already disclosed in Prospectus Summary and MD&A subsections captioned Corporate Background, Licensed Agreement and Our Licensed Product. Your prospectus should avoid unnecessarily repeating information about your business and related matters. To better allow investors to view the Company from management’s perspective, revise your MD&A section to focus on provide a discussion and analysis meeting the objectives of Item 303(a) of Regulation S-K. Remove the duplicated information.

Response: We have revised as instructed.

24.	Although your response letter states that in response to prior comment 24 you revised your prospectus to describe the Company’s competitive position in the industry, we are unable to locate a response and reissue. Please revise your Business discussion to address competitive business conditions in the medical device industry, your competitive position in the industry as a start-up company, and your planned methods for competing in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: We have revised as follows:

Competition

The medical device industry is constantly evolving, and scientific advances are expected to continue at a rapid pace. This results in intense competition among companies operating in the industry. Other, larger companies may have, or may be developing, products that compete with our products and may significantly limit the market acceptance of our products or render them obsolete. Our technical and/or business competitors would include major pharmaceutical companies, large and small medical device companies, universities and nonprofit research institutions and foundations. Most of these competitors have significantly greater research and development capabilities than we have, as well as substantial marketing, financial and managerial resources.

Our products are expected to primarily compete with manufacturers who develop and market alternative devices utilizing vastly different technology. There are many other companies, both public and private, that service the same markets as we do, all of which compete to some degree with our company. This includes medical device companies, drug companies and other companies and industries addressing the pain treatment market. These organizations are also expected to compete with us for acquisitions, joint ventures, or other collaborations and to attract qualified personnel. In addition, as current or new products gain market acceptance, we may experience increased competition for our products, and we may not be able to compete effectively. Failure to effectively compete could adversely affect our market share, financial condition, and growth prospects.

The primary competitive factors facing us include ease of use, safety, price, quality, innovative design and technical capability, breadth of product line, service, and distribution capabilities. Our current and future competitors may have greater resources, more widely accepted and innovative products, greater technical capabilities and stronger name recognition than we do. Our ability to compete is affected by our ability to:

1.	obtain regulatory clearance and compliance for our product in regards to future modifications and design; This process of regulatory clearance involves getting FDA approval for our planned product which includes filing an application for 510(k) approval for our type of medical device. The application consist of safety testing , design review, modifications made to the device to ensure safety of those modifications, quality management systems, labeling, distribution manufacturing, sales, promotion and other compliance requirements associated with a Class II medical device which the SOLACE device is a part of. A Class II medical device are those devices that have a moderated to high risk to the patient, 43% of all medical devices fall under this category manufacture and sell or lease our product cost effectively;
2.	meet all relevant quality standards for our product in their particular markets;
3.	develop or acquire new products and innovative technologies;
4.	respond to competitive pressures specific to each of our geographic and product markets;
5.	protect the proprietary technology of our products and avoid infringement of the proprietary rights of others
6.	market our products;
7.	attract and retain skilled employees, including sales representatives; and
8.	maintain and establish distribution relationships.

Competitors could develop products that are more effective, achieve more favorable reimbursement status from third-party payors, cost less or are ready for commercial introduction before our products. If our competitors are better able to develop and patent products earlier than we can or develop more effective and/or less expensive products that render our products obsolete or non-competitive, our business will be harmed and our commercial opportunities will be reduced or eliminated.

Currently, we are not a manufacturer. To the extent that we engage third party manufacturers to produce our products, our manufacturing capabilities may not be adequate or sufficient to compete with large scale, direct or third-party manufacturers, which may be able to secure inventory from vendors on more favorable terms, operate with a lower cost structure or adopt more aggressive pricing policies.

25.	Revise this section to include a discussion of the Company’s need for government approval of its sole planned SOLACE device. Describe the process for obtaining the type of FDA or other government clearance you plan to seek, as well as the status of your plans relative to the government approval process. Refer to Item 101(h)(4)(viii).

Response: We have revised as follows:

We need to obtain regulatory clearance and compliance for our product in regards to future modifications and design; This process of regulatory clearance involves getting FDA approval for our planned product which includes filing an application for 510(k) approval for our type of medical device. The application consist of safety testing, design review, modifications made to the device to ensure safety of those modifications, quality management systems, labeling, distribution manufacturing, sales, promotion and other compliance requirements associated with a Class II medical device which the SOLACE device is a part of. A Class II medical device are those devices that have a moderated to high risk to the patient, 43% of all medical devices fall under this category

26.	Government Regulation, page 45. We note that you have added the subsection captioned “Government Regulation” to your Business discussion. Please revise this section as follows: • The information in this section is drafted in the present tense, and therefore may be read to imply that your SOLACE product is further along in the development process than it actually is. Revise as appropriate to reflect the applicability and effect of government regulations on your business given the Company’s current status. By way of example and not limitation, revise to indicate that certain of the government regulations you reference will apply to the Company if and when its SOLACE product has been approved for marketing, is being manufactured by you or a CMO, is being labeled and shipped, etc. • This section contains a reference to “[your] product, Life Care Magnetics” without definition or explanation. In this regard, we reissue prior comment 45.

Response: We have revised as follows:

If and when the SOLACE device receives FDA approval of its 510(k) application we will bee subject to extensive regulation by the FDA and foreign and state regulatory authorities. In the United States, medical device companies such as ours which is currently in the development stage must comply with laws and regulations promulgated by the FDA. These laws and regulations require various authorizations prior to a product being marketed in the United States. Manufacturing facilities and practices are also subject to FDA regulations. The FDA regulates the clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices in the United States. Our failure to comply with regulatory requirements, including any future changes to such requirements, could have a material adverse effect on our business, prospects, financial condition and results of operations as it could prevent us from selling or licensing our product, SOLACE, in the United States.

27.	You disclose that Dr. Joseph V. Pergolizzi, Jr. is the Company’s acting Chief Executive Officer as of October 2021, and you state on page 10 that the Company is and has been highly dependent upon him. Please tell us whether Dr. Pergolizzi is serving in this capacity pursuant to any written or oral agreement between the Company and Dr. Pergolizzi or any company he controls. If so, please file any such agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response: We have revised as follows:

Dr. Joseph V. Pergolizzi, Jr. is acting Chief Executive Officer as of October 2021. Prior to that appointment he was a member of our Advisory Board since August 2019.Presently, the Company is in negotiations to formalize an employment agreement with Dr. Pergolizzi. No oral or written agreement has been reached either with him or any company he controls

28.	We note your revisions in response to prior comment 32, which we reissue as well as supplement. Your revisions to the disclosure pertaining to your management and board of directors beginning on page 46 still do not include applicable dates or ranges from which investors can discern he principal occupations and business experience of each individual for the past five years, as required by Item 401(e) of Regulation S-K. Please also address the following:

●	Revise A. Demir Bingol’s biographical information to indicate all positions and offices he has held during his tenure with your company.
●	Revise John Ballard’s information, as it appears from your other disclosures that Mr. Ballard presently serves as a director of your company.
●	Revise Jim Holt’s information to disclose, as you have on page 22, that he currently serves as the sole officer and director of Life Care Medical Devices Limited (LCMD), your licensor. • Please include the specific experience, qualifications, attributes or skills that led to the conclusion that each person identified as a director should serve as a director. Refer to Regulation S-K CDI Question 116.05.

Response: We have revised as instructed and as follows:

The Company believes that each member of its Board of Directors is qualified to serve as a director due to their experience in the capital markets and/or the medical field and their general business experience and knowledge. Jim Holt and Madding King have experience in the capital markets and would be useful in advising the Company on raising funds in the future. Dr. Pergolizzi is an internationally recognized thought leader in anaesthesiology, internal medicine, perioperative care, pain medicine, critical and palliative care, pharmacology, drug development, and regulatory affairs. This experience is important to advise the Company on regulatory compliance and product development for our SOLACE device. Mr. Ballard experience is in public reporting and is important to advise the Company on public reporting compliance and assist in meeting reporting requirements of a public company.

29.	Executive Compensation, page 49. We note your response to prior comment 34, and we reissue in part. Please revise your summary compensation and director compensation tables, and the footnotes thereto, to ensure that the principal positions of named individuals, and changes thereto during the period covered, are reflected per Item 402(c)(2)(i) of Regulation S-K. In this regard, we note that the following revisions should be made to the extent our assessment is accurate: • The body of the summary compensation and director compensation tables incorrectly reflect that John Ballard is the president of the Company. • The summary compensation table does not list Mr. Ballard’s position as a director. • The summary compensation table does not list Demir Bingol’s principal position as president. Further, footnote 6 discloses that Mr. Bingol was initially appointed Chairman of the Board and Chief Executive Officer in March 2021, but does not clarify that his modified employment agreement signed October 1. 2021 resulted in changing his position from CEO to president.

Response: We have revised as instructed.

30.	Please advise as to why your director compensation table on page 50 reflects no compensation paid for the fiscal years ended 2019, 2020, and 2021. Alternatively, revise the table to accurately reflect your compensation of directors pursuant to the requirements of Item 402(k) of Regulation S-K. In this regard, we note the following statements on page 60 and elsewhere in the prospectus that appear to conflict with the table: • “On September 23, 2019, the Company issued a total of 75,000 restricted common shares to members of its Board of Directors, valued at $37,500 (based on the estimated fair value of the stock on the date of grant) for services rendered.” • “On February 14, 2021, the Company issued a total of 30,000 restricted common shares to members of its Board of Directors, valued at $15,000 (based on the estimated fair value of the stock on the date of grant) for services to be rendered in FY2021.” • Additionally, we note that you have added new disclosure on page 48 under the section captioned Board Compensation stating: “Presently Board members receive 25,000 restricted common shares for their service and serve for a period of one whereby through the annual meeting new directors may be elected.”

Given this disclosure, please confirm to us in your next response letter whether any restricted common share compensation, or any other type of compensation, was paid to any director in the fiscal year ended 2020.

Response: We have revised as follows:

Summary Compensation Table

Name and				Stock	Option	All Other
Principal	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Total
Position	Year	(1)	(2)	(3)	(4)	(5)	($)

Dr. Joseph V. Pergolizzi, Jr.	2021	$-	$-	$-	$-	$-	$-
Acting CEO and Chairman of the Board	2020	$-	$-	$-	$-	$-	$-
	2019	$-	$-	$25,000	$-	$-	$25,000

John Ballard	2021	$120,000	$-	$130,000	$-	$-	$250,000
CFO & Director	2020	$70,000	$-	$-	$-	$-	$70,000
	2019	$30,000	$-	$12,640	$-	$-	$42,640

Demir Bingol(6)	2021	$172,917	$-	$-	$165,378	$-	$338,295
President	2020	$-	$-	$-	$-	$-	$-
	2019	$-	$-	$-	$-	$-	$-

Robert Bilkovski, MD	2021	$-	$-	$-	$9,688	$-	$9,688
Chief Scientific Officer	2020	$-	$-	$-	$-	$-	$-
	2019	$-	$-	$-	$-	$-	$-

Austin Adams(7)	2021	$-	$-	$50,000	$-	$-	$50,000
	2020	$-	$-	$-	$-	$-	$-
	2019	$-	$-	$-	$-	$-	$-

(1)	The dollar value of salary (cash and non-cash) earned.
(2)	The dollar value of bonus (cash and non-cash) earned.
(3)	The value of the shares of restricted stock issued as compensation for services computed in accordance with ASC 718 on the date of grant.
(4)	The value of all stock options computed in accordance with ASC 718 on the date of grant.
(5)	All other compensation received that could not be properly reported in any other column of the table.
(6)	Mr. Bingol was initially appointed Chairman of the Board and Chief Executive Officer in March 2021.His modified employment agreement on October 1, 2021 changed his position from CEO to President.

31.	Plan of Distribution, page 52. We note that in response to prior comment 46, you have revised your distribution plan to state that Dr. Pergolizzi, who is conducting the primary offering, has orally agreed (i) to not sell any of his entity’s shares to any investors indicating interest in the primary offering until that offering is closed, and (ii) until the primary offering is closed, to direct all investors indicating interest in purchasing shares of the Company to purchase shares in the primary offering and to not refer them to purchase selling security holder shares in the secondary offering. • Please tell us more about the condition precedent to the commencement of the secondary offering. For example, tell us whether the selling shareholders other than Dr. Pergolizzi and the entity he controls have also agreed not to sell their shares pursuant to the prospectus until the offering by the Company is complete. • Revise the prospectus cover page to disclose, if true, that the selling shareholder offering will commence upon the termination of the primary offering by the Company. Also revise to clarify when the secondary offering will terminate. Refer to Item 501(b)(8) of Regulation S-K. • Revise to make conforming changes with respect to the secondary offering throughout the prospectus. Update your risk factor disclosure on page 18, the section captioned “The Offering” on page 18, and your description of your plan of distribution beginning on page 52 to both reflect the material terms of the oral agreement with Dr. Pergolizzi and discuss the timing and duration of the secondary offering vis-à-vis the primary offering.

Response: We have revised as follows:

Because the Selling Shareholders are selling their shares, we are less likely to sell all of the Primary Offering shares.

The entity of Dr. Joseph Pergolizzi, Jr., our CEO, is one of the Selling Security Holders with shares registered for resale in the Secondary Offering. Dr. Pergolizzi, who is conducting the Primary Offering for the Company, has orally agreed as well as all the Selling Shareholders (i) to not sell any of his entity’s shares to any investors indicating interest in the Primary Offering until the Primary Offering is closed, and (ii) until the Primary Offering is closed, to direct all investors indicating interest in purchasing shares of the Company to purchase shares in the Primary Offering and to not refer them to purchase Selling Security Holder shares in the Secondary Offering. The Primary Offering will close 24 months after an effective S1 registration statement.

Additionally, the Selling Shareholders, including the entity of our Chief Executive Officer, Dr. Joseph Pergolizzi, may sell their shares at market prices or other prices lower than the Primary Offering price per share of $1.00 to $2.00 once the Company’s shares are either listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB.

32.	Consolidated Statements of Operations, page F-4 32. Please revise the headings and descriptions for fiscal year 2019 to clarify that the period is August 9, 2019, the inception date of mPathix Health, through December 31, 2019, here and elsewhere in the annual financial statements and Form S-1. Also request your auditor to revise its report to address this comment.

Response: We have revised as instructed.

33.	Consolidated Statements of Changes in Shareholders’ Equity, page F-5 33. Please remove the 396,650 shares of common stock as outstanding as of January 1, 2019, along with revising the weighted average shares outstanding for loss per share purposes for the annual periods presented and the nine-months ended September 30, 2020. In this regard, the historical statement of changes in shareholders’ equity should reflect the equity transactions of mPathix in accordance with ASC 815-40-45-2.c through 45-2.d. Address the need to comply with the presentation requirements in ASC 250-10-45-22 through 45-27 and to provide the disclosures required by ASC 250-10-50-7 through 50-11.

Response: We have revised as instructed.

34.	Note 5 - Intellectual Property License Agreement, page F-12 34. We note the additional disclosure in response to comment 43. You disclose the technology was patented but not useable. ASC 730-10-25-2.c. states that the basis for capitalizing an intangible asset is based on whether the intellectual property has “alternative future uses”. The guidance goes on to state, “however, the costs of intangible assets that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.” As such, please tell us how you concluded this license agreement has alternative future uses in other research and development projects or otherwise beyond the particular research and development project for which it was acquired (i.e., SOLACE device).

Response: We have revised as instructed.

35.	Note 11 - Subsequent Events Acquisition of mPathix, page F-17. Please remove reference to unaudited pro forma financial information from this footnote, in Note 2 to the interim financial statements, and on page 34 of the Form S-1. In this regard, no pro forma financial information has been included.

Response: We have revised as instructed.

36.	Consolidated Statements of Changes in Shareholders’ Equity, page F-20 36. As previously requested in comment 39, please revise your presentation to reflect: The equity transactions of mPathix prior to the June 29, 2021 transaction with Qualis. To the extent that mPathix’s shares of common stock outstanding as of June 29, 2021 does not agree to the 6,998,300 shares of common stock of Qualis received to consummate the transaction, retroactively reflect mPathix’s historical shares of common stock outstanding in a manner similar to the accounting for a stock split that results in the sum of the shares outstanding to reflect the 6,998,300 shares of Qualis common stock issued. Note that an exchange rate other than 1-for-1 will also impact the per share price in your corresponding disclosures. • Qualis’ outstanding shares as of June 29, 2021, as being issued by mPathix to acquire Qualis with Quails’ net book value recognized as the value of these shares. • The warrants to purchase 1,098,830 shares of common stock at an exercise price of $0.50 per share. In the corresponding disclosures, please identify the person(s) or entity that these warrants were issued to in connection with the transaction. • Address the need to comply with the presentation requirements in ASC 250-10-45-22 through 45-27 and to provide the disclosures required by ASC 250-10-50-7 through 50-11.

Response: We have revised as instructed.

37.	We note that you previously reflected 1,396,650 shares of common stock as being issued in conjunction with the Exchange Agreement, which has now been adjusted to 900,000 shares of common stock. Please tell us how this line item relates to the Exchange Agreement. Address the need to expand your disclosures in Note 6 to clarify the accounting for this transaction in your consolidated financial statements.

Response: We have revised as instructed.

38.	We note your disclosure in Note 8 that the modification to the 698,830 warrants originally granted to Ahmet Demir Bingol on March 16, 2021 was approved by the Board of Directors on September 9, 2021. Please tell us when this modification was communicated to Ahmet Demir Bingol and provide us with your analysis of the accounting impact of this modification to your consolidated financial statements and whether you accounted for the modification in the third quarter of fiscal year 2021. As part of your analysis, include specific references to the accounting guidance that supports your analysis. Also, clarify that the 398,830 warrants will vest over three years and address the conflicting statement that these warrants fully vest at the grant date.

Response: We have revised as instructed.

39.	Note 8 - Earnings Per Share, page F-31 39. Please expand your table to include the unvested portion of the 30,000 restricted common shares granted on February 14, 2021, and the two warrant grants on February 14, 2021 for 400,000 shares and on March 15, 2021 for 698,830 shares.

Response: We have revised as instructed.

40.	Note 10 - Subsequent Events, page F-33 40. Please expand your disclosure to state the date the September 30, 2021 interim financial statements were available to be issued. Refer to ASC 855-10-50-1 for guidance.

Response: We have revised as instructed.

41.	Note 9 - Commitments and Contingencies Consulting Agreement, page F-33 41. Please expand your disclosure to include the fair value of the 300,000 contingent shares of common stock granted to John Ballard, clarify when the compensation expense will be recognized, and clarify if both conditions are required to be met before all of the 300,000 shares will be issued.

Response: We have revised as instructed.

42.	We note that your response to prior comment 9 indicates that you removed the terms “our products,” “proposed products,” and “product candidates” in the plural or revised such terms to the singular. However, we note that these terms are still used in numerous places throughout the prospectus. In relation to these instances, we reissue the previous comment. Please review and revise as appropriate.

We appreciate the Staff’s assistance and review.

Sincerely,

Qualis Innovations, Inc.

/s/ John Ballard

John Ballard

Chief Financial Officer